UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 18, 2021

YUCAIPA ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39422	98-1541929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9130 West Sunset Boulevard Los Angeles, CA	90069
(Address of principal executive offices)	(Zip Code)

(310) 228-2894

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	YAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	YAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	YAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

As previously disclosed, on June 10, 2021, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Yucaipa, SIGNA Sports United GmbH, a German limited liability company (“SSU”), SIGNA Sports United B.V., a Dutch private limited liability company and wholly-owned subsidiary of SSU (“TopCo”), Olympics I Merger Sub, LLC, a Cayman Islands exempted company and wholly-owned subsidiary of TopCo (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”). On July 2, 2021, TopCo submitted a registration statement on Form F-4 (“Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”) with respect to the proposed business combination contemplated by the Business Combination Agreement (the “Business Combination”). Concurrent to the signing of the Business Combination Agreement, SSU entered into a share purchase agreement (the “Wiggle SPA” on June 10, 2021, to acquire the entire issued share capital of Mapil TopCo Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”), together with its subsidiaries.

Item 1.01	Entry Into A Material Definitive Agreement.

Redemption Offset Agreement

On October 15, 2021, TopCo, SISH and Bridgepoint Advisors Limited (acting as manager of the Bridgepoint Beneficial Sellers (as defined in the Wiggle SPA)) and in its capacity as “Investor” Representative under the Wiggle SPA (“Bridgepoint”) (collectively, the “ROA Parties”) entered into a Redemption Offset Agreement (the “Redemption Offset Agreement”), pursuant to which the ROA Parties agreed to offset redemptions that occur above a certain level. The Redemption Offset Agreement provides, among other things, that (i) in the event that the level of redemptions by the public shareholders of Yucaipa will require the release to such shareholders of an aggregate amount from Yucaipa’s Trust Account (as defined in the Business Combination Agreement) exceeding the Redemption Threshold Amount (as defined in the Redemption Offset Agreement) (the amount by which the amount required to be released exceeds the Redemption Threshold Amount, the “Shortfall Amount”), then (A) SISH will subscribe for and purchase, and TopCo will issue ordinary shares of TopCo (“TopCo Ordinary Shares”) in the amount of fifty percent (50%) of the lesser of the Shortfall Amount and $60 million (the “First Installment Shortfall Amount”) and (B) all or a portion of the First Consideration Installment (as defined in the Wiggle SPA) up to an aggregate amount equal to First Consideration Installment (as defined in the Wiggle SPA) will be settled through the issuance of TopCo Ordinary Shares to the Wiggle Sellers (as defined in the Wiggle SPA) in accordance with the terms of the Wiggle SPA; (ii) in the event the Shortfall Amount exceeds $60 million, SISH will subscribe for and purchase, and TopCo will issue TopCo Ordinary Shares in an amount equal to the lesser of (A) the amount equal to the Shortfall Amount minus $60 million and (B) $30 million; (iii) in the event the Shortfall Amount exceeds $90 million, then all or a portion of the Third Consideration Installment (as defined in the Wiggle SPA) up to an amount equal to the lesser of the Third Consideration Installment and the difference between the shortfall amount and $90 million will be settled through the issuance of TopCo Ordinary Shares to the Wiggle Sellers (as defined in the Wiggle SPA) in accordance with the terms of the Wiggle SPA; (iv) the shares issued to the Wiggle Sellers (as defined in the Wiggle SPA) in satisfaction of a portion of all of the Third Consideration Installment pursuant to the Redemption Offset Agreement and the Wiggle SPA as discussed above will be subject to the lock-up restrictions set forth in that certain Lock-up Agreement (as described in the section of the Registration Statement entitled “The Business Combination Agreement and Ancillary Documents”); and (v) any TopCo Ordinary Shares to be issued by TopCo to either of the ROA Parties pursuant to the Redemption Offset Agreement will be issued at Closing (as defined in the Business Combination Agreement) at a price of $10.00 per share.

A copy of the Redemption Offset Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Redemption Offset Agreement is qualified in its entirety by reference thereto.

SPA Variation Agreement

On October 15, 2021, SISH and Bridgepoint and HUW CRWYS-Williams entered into the SPA Variation Agreement (the “SPA Variation Agreement”) pursuant to which the Wiggle SPA was amended to establish, among other things, that a portion of the cash consideration that the Wiggle Sellers (as defined in the Wiggle SPA) were entitled to receive under the Wiggle SPA will be settled through the issuance of TopCo Ordinary Shares, under certain circumstances and pursuant to the terms and conditions set forth in the SPA Variation Amendment.

A copy of the SPA Variation Agreement is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference, and the foregoing description of the SPA Variation Agreement is qualified in its entirety by reference thereto.

Amendment No. 2 to Business Combination Agreement

On October 15, 2021, Yucaipa, SSU and SISH entered into the Second Amendment to the Business Combination Agreement (“Amendment No. 2 to Business Combination Agreement”) to, among other things, (i) reflect the arrangements under the SPA Variation Agreement, (ii) extend the Termination Date (as defined in the Business Combination Agreement) to December 31, 2021, and (iii) establish that the TopCo Ordinary Shares issued in the PIPE Financing (as defined in the Registration Statement) would not be subject to a lock-up period following the Closing. .

A copy of Amendment No. 2 to Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.3 and is incorporated herein by reference, and the foregoing description of Amendment No. 2 to Business Combination Agreement is qualified in its entirety by reference thereto.

Amendment No. 2 to Sponsor Agreement

In connection with Amendment No. 2 to Business Combination Agreement, on October 15, 2021, Yucaipa, the Sponsor, SSU, TopCo and the Insiders entered into the Sponsor Agreement Amendment ( “Amendment No. 2 to Sponsor Agreement”) to reflect that the TopCo Ordinary Shares issued to the Sponsor in the PIPE Financing (as defined in the Registration Statement) would not be subject to a lock-up period following the Closing.

A copy of Amendment No. 2 to Sponsor Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of Amendment No. 2 to Sponsor Agreement is qualified in its entirety by reference thereto.

Item 8.01	Other Events.

In connection with the foregoing transactions, Yucaipa and SSU entered into subscription agreements with certain new and current investors in the PIPE Financing (as defined in the Registration Statement) pursuant to which the size of the PIPE Financing was increased by an additional $70 million (7,000,000 TopCo Ordinary Shares at a price of $10.00 per share), together with the initial PIPE Financing commitment, to a total of $372 million.

Additional Information

In connection with the Business Combination, TopCo has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Yucaipa will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read, when available, the proxy statement/final prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/final prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Yucaipa as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/final prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Yucaipa Acquisition Corp., 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Yucaipa for the Business Combination.

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Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein and the exhibits hereto (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the Wiggle Acquisition, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, and the Wiggle Acquisition, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE Investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

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The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of TopCo’s Registration Statement, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or TopCo from time to time with the SEC. There may be additional risks that Yucaipa presently does not know or that Yucaipa currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa’s expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa anticipates that subsequent events and developments will cause Yucaipa’s assessments to change. However, while Yucaipa may elect to update these forward-looking statements at some point in the future, Yucaipa specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Redemption Offset Agreement, dated October 15, 2021, by and among SIGNA Sports United B.V., SIGNA International Sports Holding GmbH and Bridgepoint Advisors Limited

2.2	SPA Variation Agreement, dated October 15, 2021, by and among SIGNA International Sports Holding GmbH, Bridgepoint Advisors Limited and HUW CRWYS-Williams

2.3	Amendment No. 2 to Business Combination Agreement, dated as of October 15, 2021, by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH and SIGNA International Sports Holding GmbH

10.1	Amendment No. 2 to Sponsor Agreement, dated as of October 15, 2021, by and among Yucaipa Acquisition Corporation, Yucaipa Acquisition Manager, LLC, SIGNA Sports United GmbH, Signa Sports United B.V. and certain individuals party thereto

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2021

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
Name: Ira Tochner
Title: Chief Financial Officer and Chief Operating Officer

Exhibit 2.1

REDEMPTION OFFSET AGREEMENT

This REDEMPTION OFFSET AGREEMENT, effective as of October 15, 2021 (as it may from time to time be amended, this “Agreement”), is entered into by and among SIGNA Sports United B.V., a Dutch private limited liability company, to be converted into a public limited liability company and renamed SIGNA Sports United N.V. pursuant to the Business Combination Agreement (as defined below) (“TopCo”), SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”) and Bridgepoint Advisers Limited, a company incorporated in England and Wales under number 03220373 whose registered office is at 95 Wigmore Street, London, England and Wales, W1U 1FB (acting as manager of the Bridgepoint Beneficial Sellers (as defined in the Wiggle SPA (as defined below)) (“Bridgepoint,” together with TopCo and SISH, the “Parties” and each a “Party”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, TopCo is a party to that certain Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), Olympics Merger Sub., a Cayman Islands exempted company, SIGNA Sports United GmbH, a German limited liability company (the “Company”) and SISH (as amended, restated or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, holders of Yucaipa Class A Shares have the right to redeem all or a portion of their Yucaipa Class A Shares as set forth in Yucaipa’s Governing Documents;

WHEREAS, on and subject to the terms of this Agreement, SISH and Bridgepoint desire to offset such redemptions through: (i) an investment by SISH of up to $60 million in TopCo through the purchase by SISH of up to 6,000,000 TopCo Ordinary Shares based on a per share price of $10, and (ii) the settlement of all or a portion of the cash consideration that the Wiggle Sellers were entitled to receive through the payment of the First Consideration Instalment (as defined in the Wiggle SPA) and Third Consideration Instalment (as defined in the Wiggle SPA) pursuant to the terms of the Wiggle SPA (prior to it being amended in accordance with the Variation Agreement (as defined below)) in TopCo Ordinary Shares instead based on a per share price of $10; and

WHEREAS, concurrently with the execution of this Agreement, the Company, Bridgepoint and Huw Crwys-Williams are entering into a Variation Agreement (the “Variation Agreement”) to amend the Wiggle SPA in order to effect the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

Section 1. Definitions

A.    For purposes of this Agreement, the following terms shall have the meaning set forth in this Section 1.A.

(i)    “Actual Redemption Amount” means an amount equal to the Class A Share Redemption Price multiplied by the number of Yucaipa Class A Shares that are redeemed as of two (2) Business Days prior to the Closing.

(ii)    “Class A Share Redemption Price” means an amount equal to the aggregate amount on deposit in the Trust Account as of two Business Days prior to the Closing including interest thereon (which shall be net of taxes payable) divided by the number of then issued and outstanding Yucaipa Class A Shares.

(iii)    “First Instalment Shortfall Amount” means an amount equal to the lesser of the (i) Shortfall Amount and (ii) $60 million.

(iv)    “Redemption Threshold Amount” means an amount equal to the Class A Share Redemption Price multiplied by 16,698,000.

(v)    “Second Instalment Shortfall Amount” means an amount equal to the lesser of the (i) an amount equal to the Shortfall Amount minus $60 million and (ii) $30 million.

(vi)    “Shortfall Amount” means the amount by which the Actual Redemption Amount exceeds the Redemption Threshold Amount.

Section 2. Redemption	Offset.

A.    If the Shortfall Amount is greater than zero then:

(i)    SISH shall subscribe for and purchase in cash and TopCo shall issue to SISH at the Closing such number of TopCo Ordinary Shares based on a per share price of $10 with an aggregate subscription price equal to fifty percent (50%) of the First Instalment Shortfall Amount; and

(ii)    All or a portion of the First Consideration Instalment (as defined in the Wiggle SPA) shall be settled through an increase to the Second Consideration Instalment, and TopCo shall issue to the Wiggle Sellers at the Closing such SPAC Shares (as defined in the Wiggle SPA) in accordance with the Wiggle SPA.

B.    If the Shortfall Amount is greater than $60 million, then SISH shall subscribe for and purchase in cash and Topco shall issue to SISH at the Closing such number of TopCo Ordinary Shares based on a per share price of $10 with an aggregate subscription price equal to the Second Instalment Shortfall Amount.

(i)    If the Shortfall Amount is greater than $90 million, then all or a portion of the Third Consideration Instalment (as defined in the Wiggle SPA) will be settled through an increase to the Second Consideration Instalment, and TopCo shall issue to the Wiggle Sellers at the Closing such SPAC Shares (as defined in the Wiggle SPA) in accordance with the Wiggle SPA.

Section 3. Representations	and Warranties.

A.    Representations and Warranties of the Parties. Each Party hereby represents and warrants that:

(i)    Organization and Corporate Power. Such Party is an entity, duly organized or formed, as applicable, validly existing and in good standing (to the extent the applicable jurisdiction recognizes such concept) under the laws of its jurisdiction of incorporation or formation, as applicable. Such Party possesses all requisite corporate or other similar power and authority necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(ii)    Authorization; No Breach. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Party. This Agreement constitutes the valid and binding obligation of such Party, enforceable in accordance with its terms subject to the Enforceability Exceptions.

(iii)    No Conflicts. Neither the execution, delivery or performance by such Party of this Agreement not the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both), (1) result in any breach of any provision of such Party’s Governing Documents, (2) result in a violation or breach of or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, any Contract to which such Party is a party, (3) violate, or constitute breach under, any Governmental Order or applicable Law to which such Party or any of their respective properties or assets are bound or (4) result in the creation of any Lien upon any of the assets or properties of such Party, except, in the case of any of clauses (2), (3) and (4) above, as would not reasonably be expected to have a material adverse effect on the ability of such Party to consummate the transactions contemplated by this Agreement.

B.    Representations and Warranties of SISH. SISH hereby represents and warrants that:

(i)    SISH is acquiring the TopCo Ordinary Shares for SISH’s own account, for investment purposes only and not with a view towards, or for resale in connection with, any public sale or distribution thereof in violation of the Securities Act.

(ii)    SISH is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D.

(iii)    SISH understands that the TopCo Ordinary Shares are being offered and will be sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that TopCo is relying upon the truth and accuracy of, and SISH’s compliance with, the representations and warranties of SISH set forth herein in order to determine the availability of such exemptions and the eligibility of SISH to acquire such TopCo Ordinary Shares.

(iv)    SISH did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

(v)    SISH has been furnished with all materials relating to the business, finances and operations of TopCo and materials relating to the offer of the TopCo Ordinary Shares which have been requested by SISH. SISH has been afforded the opportunity to ask questions of the executive officers and directors of TopCo. SISH understands that its investment in the TopCo Ordinary Shares involves a high degree of risk and it has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to the acquisition of the TopCo Ordinary Shares.

(vi)    SISH understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the TopCo Ordinary Shares or the fairness or suitability of the investment in the TopCo Ordinary Shares by SISH nor have such authorities passed upon or endorsed the merits of the offering of the TopCo Ordinary Shares.

(vii)    SISH understands that: (a) the TopCo Ordinary Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless the TopCo Ordinary Shares are (1) subsequently registered thereunder or (2) sold in reliance on an exemption therefrom; and (b) neither TopCo nor any other person is under any obligation to register the TopCo Ordinary Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder, except as provided in that certain Amended and Restated Registration Rights Agreement to be entered into on or about the Closing by and among TopCo and the other parties identified therein.

(viii)    SISH has knowledge and experience in financial and business matters, knowledge of the high degree of risk associated with investments in the securities of companies such as TopCo, is capable of evaluating the merits and risks of an investment in the TopCo Ordinary Shares and is able to bear the economic risk of an investment in the TopCo Ordinary Shares in the amount contemplated hereunder for an indefinite period of time. SISH has adequate means of providing for its current financial needs and contingencies and will have no current or anticipated future needs for liquidity which would be jeopardized by the investment in the TopCo Ordinary Shares. SISH can afford a complete loss of its investments in the TopCo Ordinary Shares.

C.    Representations and Warranties of TopCo. TopCo hereby represents and warrants that as of the Closing Date, the TopCo Ordinary Shares to be issued hereunder will be duly authorized and, when issued and delivered pursuant to this Agreement, against full payment, as applicable, such TopCo Ordinary Shares will be validly issued, fully paid and non-assessable (which, under Dutch law, is interpreted to mean that a holder of a TopCo Ordinary Share shall not by reason of merely being a holder be subject to assessment or calls by TopCo or its creditors for further payment of such TopCo Ordinary Shares) free and clear of any liens or restrictions (other than those arising under applicable securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under TopCo’s articles of association (statuten) as in effect at such time of issuance and as they will read following the Change of Legal Form, or other constituent documents of TopCo, by contract or under the laws of the Netherlands.

Section 4. Miscellaneous.

A.    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by a Party (whether by operation of law, merger or otherwise) without the prior written consent of each other Party. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Any purported assignment in violation of this Section 4.A shall be void.

B.    Governing Law; Jurisdiction; Waiver of Jury Trial.

(i)    This Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(ii)    Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (c) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court and (d) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence an Action or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 4.B.

(iii)    THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 4.B.

C.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Party as follows:

(i)    if to TopCo, to:

SIGNA Sports United B.V.

Kantsraße 164

10623 Berlin

Germany

Attn: Tilman Wink; Steffanie Kniepen

Email: t.wink@signa-sportsunited.com;s.kniepen@signa-sportsunited.com

(ii)    if to SISH, to:

SIGNA International Sports Holding GmbH

Maximiliansplatz 12 · 80333 München, Germany

Attn: Wolfram Keil

Email: w.keil@signa.de

(iii)    if to Bridgepoint, to:

Bridgepoint Advisers Limited

95 Wigmore Street

London

W1U 1FB

Attn: The Directors

Email: notices@bridgepoint.eu

D.    Further Assurances. Subject to the terms and conditions of this Agreement, the Parties agree to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, at a Party’s reasonable request and without further consideration, the other Parties shall execute and deliver to such requesting party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as required in order to consummate the transactions contemplated hereby.

E.    Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

F.    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

G.    Amendment and Waivers. This Agreement may be amended or modified only by a written agreement executed and delivered by the parties. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 4.G shall be void, ab initio.

H.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

I.    Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first set forth above.

TOPCO:

SIGNA Sports United B.V.

By:	/s/ Stephan Zoll
	Name:	Stephan Zoll
	Title:	Board Member

[Signature Page to Redemption Offset Agreement]

SISH:

SIGNA International Sports Holding GmbH

By:	/s/ Wolfram Keil
	Name:	Wolfram Keil
	Title:	Director

[Signature Page to Redemption Offset Agreement]

BRIDGEPOINT:

Bridgepoint Advisers Limited (acting as manager of the Bridgepoint Beneficial Sellers)

By:	/s/ Michael Davy

Name:	Michael Davy
Title:	Authorised signatory

[Signature Page to Redemption Offset Agreement]

Exhibit 2.2

DATED 15 OCTOBER 2021

VARIATION AGREEMENT

between

SIGNA SPORTS UNITED GMBH

and

BRIDGEPOINT ADVISERS LIMITED

and

HUW CRWYS-WILLIAMS

This agreement is dated 15 OCTOBER 2021

Parties

(1)

SIGNA SPORTS UNITED GMBH, incorporated in Germany with registered seat in Munich registered under number HRB 241442 (local court of Munich) and whose office address is at Kantstraße 164, 10623 Berlin, Germany (Buyer);

(2)

BRIDGEPOINT ADVISERS LIMITED, a company incorporated in England and Wales under number 03220373 whose registered office is at 95 Wigmore Street, London, England And Wales, W1U 1FB (acting as manager of the Bridgepoint Beneficial Sellers and in its capacity as “Investor Representative” under the SPA) (Investor Representative); and

(3)	HUW CRWYS-WILLIAMS of 3 Hepburn Place, London W3 9BG (in his capacity as “Manager Representative” under the SPA) (Manager Representative);

BACKGROUND

(A)	The Buyer, the Investor Representative and the Manager Representative are, among others, party to a sale and purchase agreement relating to Mapil Topco Limited dated 11 June 2021 (the SPA).

(B)

In accordance with clause 15.5 of the SPA, the parties have agreed to amend the SPA on the terms of this agreement (the Variation Agreement) with effect from the date of this Variation Agreement (Variation Date).

(C)

The purpose of this variation is to provide that: (i) in certain circumstances the amount of Total Consideration to be settled in cash as part of the First Consideration Instalment may be reduced by an amount of up to $30,000,000, with a corresponding increase to the amount of the Second Consideration Instalment to be settled via the issuance of SPAC Shares, and (ii) in certain circumstances some or all of the Third Consideration Instalment may be settled via the issuance of SPAC Shares on Completion rather than in cash within 10 Business Days of the Lock-Up Expiry Date. For the avoidance of doubt, nothing in this Agreement shall operate to reduce the amount of the Total Consideration.

Agreed terms

1.	Terms defined in the Agreement

Terms and expressions defined in the SPA shall have the same meanings in this Variation Agreement.

2.	Variation

With effect from the Variation Date, the SPA shall be varied by:

2.1	adding the following definitions to clause 1.1 of the SPA:

First Instalment Shortfall Amount means the lesser of (i) the Shortfall Amount, and (ii) US$ 60,000,000.

First Second Instalment Addition Amount has the meaning given to it in paragraph 1.1.1(b) of Part 3 of Schedule 1.

First Second Instalment Additional Shares means the SPAC Shares which are issued in satisfaction of the First Second Instalment Addition Amount.

Proportionate First Instalment Shortfall Amount means an amount equal to 0.5 x the First Instalment Shortfall Amount.

Redemption Offset Agreement means the redemption offset agreement dated 15 October 2021 entered into by and among SIGNA Sports United B.V., Signa International Sports Holding GmbH and Bridgepoint Advisers Limited.

Shortfall Amount has the meaning given to it in the Redemption Offset Agreement.

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Third Instalment Shortfall Amount means the amount by which the Shortfall Amount exceeds US$ 90,000,000.

Third Second Instalment Addition Amount has the meaning given to it in paragraph 1.1.3(a) of Part 3 of Schedule 1.

Third Second Instalment Additional Shares means the SPAC Shares which are issued in satisfaction of the Third Second Instalment Addition Amount.

2.2	adding the following new clause 6.10:

6.10

The Buyer undertakes to the Sellers to confirm the Shortfall Amount to the Sellers Representatives and to provide reasonable supporting evidence of such amount (as requested by any Seller Representative) at least three Business Days before Completion.

2.3	adding the words “and, if any, the Third Second Instalment Additional Shares” immediately after the word “Second Consideration Instalment” in clause 13.6 of the SPA.

2.4	adding the following sentence at the end of clause 13.6 of the SPA:

“It is acknowledged and agreed that no lock-up period will apply in respect of the First Second Instalment Additional Shares and the lock-up deeds to be delivered pursuant to paragraph 1.4.1 of Part 1 of Schedule 5 will not contain any restrictions on the disposal of First Second Instalment Additional Shares.”

2.5	deleting the entire text of paragraph 1.1.1 of Part 3 of Schedule 1 of the SPA and replacing it with the following:

1.1.1	in respect of an amount equal to:

(a)

if the First Instalment Shortfall Amount is equal to zero, or if Signa International Sports Holding GmbH has not complied with its obligations under the Redemption Offset Agreement such that it has not subscribed in cash on or before Completion for a number of SPAC Shares equal to the amount of the Proportionate First Instalment Shortfall Amount divided by US $10, at a price of US $10 per SPAC Share, 60% of the Total Consideration; or

(b)

if the First Instalment Shortfall Amount exceeds zero and Signa International Sports Holding GmbH has complied with its obligations under the Redemption Offset Agreement such that it has subscribed in cash on or before Completion for a number of SPAC Shares equal to the amount of the Proportionate First Instalment Shortfall Amount divided by US $10, at a price of US $10 per SPAC Share, 60% of the Total Consideration minus an amount equal to the Proportionate First Instalment Shortfall Amount, with the amount of such reduction being calculated by first taking the Proportionate First Instalment Shortfall Amount in US dollars and redenominating such amount into sterling (at the SPAC Initial Business Combination FX Rate (Closing)) (such sterling amount being the “First Second Instalment Addition Amount”),

(in either case, the “First Consideration Instalment”) such amount will be paid by the Buyer to the Sellers in cash in sterling on Completion in accordance with paragraph 1.1 of Part 2 of Schedule 5, to be split amongst the Sellers as set out in paragraph 2.1 of this Part 3 of Schedule 1;

2.6

adding in to paragraph 1.1.2 of Part 3 of Schedule 1 of the SPA the words “plus an amount equal to the First Second Instalment Addition Amount (if any) plus an amount equal to the Third Second Instalment Addition Amount (if any)” after the words “25% of the Total Consideration”:

2.7	deleting the entire text of paragraph 1.1.3 of Part 3 of Schedule 1 of the SPA and replacing it with the following:

1.1.3	in respect of an amount equal to:

(a)    if the Third Instalment Shortfall Amount exceeds zero and Signa International Sports Holding GmbH has complied with its obligations under the Redemption Offset Agreement such that it has subscribed in

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cash on or before Completion for 6,000,000 SPAC Shares at a subscription price of USD60,000,000, an amount equal to 15% of the Total Consideration minus the Third Instalment Shortfall Amount (with the sterling amount of such reduction being calculated by first taking the US dollar amount of the Third Instalment Shortfall Amount and redenominating such amount into sterling at the SPAC Initial Business Combination FX Rate (Closing)) (such sterling denominated amount of the Third Instalment Shortfall Amount being the “Third Second Instalment Addition Amount”); or

(b)    if the Third Instalment Shortfall Amount equals zero or Signa International Sports Holding GmbH has not complied with its obligations under the Redemption Offset Agreement such that it has not subscribed in cash on or before Completion for 6,000,000 SPAC Shares at a subscription price of USD60,000,000, 15% of the Total Consideration,

(in either case the “Third Consideration Instalment”) such amount will be settled by the Buyer within 10 Business Days of the Lock-Up Expiry Date (or at such earlier date as is determined by the Buyer at its sole election) through the payment of cash, to be paid in sterling to the Seller Account(s) and such Initial Third Consideration Instalment shall be split amongst the Sellers as set out in paragraph 2.3 of this part 3 of Schedule 1.

3.	Continuation

Except as set out in clause 2 of this Variation Agreement, the SPA shall continue in full force and effect.

4.	Governing law and jurisdiction

4.1

This Variation Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and interpreted in accordance with the law of England and Wales.

4.2

The parties irrevocably agree that the courts of England and Wales have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) that arises out of, or in connection with, this Variation Agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

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Bridgepoint Advisers Limited (acting as manager of the Bridgepoint Beneficial Sellers):

/s/ Michael Davy

Date:	15 October 2021

Position:	Partner

SIGNA Sports United GmbH:

	/s/ Stephan Zoll		/s/ Stefanie Kniepen

Name:	Stephan Zoll	Name:	Stefanie Kniepen

Date:	15 October 2021	Date:	15 October 2021

Position:	Managing Director	Position:	Managing Director

Huw Crwys-Williams:

/s/ Huw Crwys-Willaims

Date:	15 October 2021

Exhibit 2.3

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

THIS SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of October 15, 2021 (the “Effective Date”), is by and among (i) Yucaipa Acquisition Corporation, a Cayman Islands exempted company, (ii) SIGNA Sports United GmbH, a German limited liability company, and (iii) SIGNA International Sports Holding GmbH, a German limited liability company (collectively, the “Parties” and each, a “Party”). Capitalized terms used but not otherwise defined in this Amendment shall have respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Parties previously entered into the Business Combination Agreement, dated as of June 10, 2021 (as amended, the “Business Combination Agreement”);

WHEREAS, the Parties desire to amend certain provisions of the Business Combination Agreement (pursuant to and in accordance with Section 12.10 of the Business Combination Agreement), on the terms and subject to the conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the receipt and sufficiency of which are acknowledged, on the terms and subject to the conditions set forth in this Amendment, the Parties, intending to be legally bound, agree as follows:

1.	Amendments to the Business Combination Agreement. Effective as of the Effective Date:

(a)	The following definitions are hereby added to Section 1.01:

“Olympics Partner” means Olympics Partner, LLC, a Cayman Islands limited liability company.

(b)	Section 2.01(a)(ii) is hereby amended and restated in its entirety as follows:

On the terms and subject to the conditions set forth in this Agreement and in accordance with the Cayman Islands Act, Yucaipa shall merge with and into Merger Sub at the Effective Time. Following the Effective Time, the separate existence of Yucaipa shall cease and Merger Sub shall continue as the surviving entity of the Merger and shall succeed to and assume all the rights and obligations of Yucaipa in accordance with the Cayman Islands Act, and Merger Sub shall, upon the consummation of the transactions contemplated by Section 2.01(b), continue as the Surviving Company as a wholly-owned Subsidiary of TopCo.

(c)	Section 5.03(b) is hereby amended and restated in its entirety as follows (specific amended language is included in bold below solely for presentation purposes):

The limited liability company interests of Merger Sub are held by TopCo and Olympics Partner as the members of Merger Sub. TopCo has no Subsidiaries other than Merger Sub and Olympics Partner and does not own, directly or indirectly, any equity securities in any Person other than Merger Sub and Olympics Partner, and after giving effect to the Exchange TopCo will have no Subsidiaries other than Merger Sub, Olympics Partner and the Company and its Subsidiaries.

(d)	Section 11.01(d) is hereby amended and restated in its entirety as follows specific amended language is included in bold below solely for presentation purposes):

by either Yucaipa or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 2021 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to Yucaipa if Yucaipa’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to the Company if the Company’s, TopCo’s or Merger Sub’s breach of any of his, her or its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

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(e)	The below seventh and tenth Recitals are hereby amended and restated respectfully as follows:

WHEREAS, concurrently with the execution of this Agreement, Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (the “Sponsor”), Yucaipa, the Company and certain individuals party thereto (the “Insiders”) have entered into the sponsor letter agreement in the form attached hereto as Exhibit E (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and the Insiders have agreed to (a) vote in favor of all of the Transaction Proposals, (b) waive certain adjustments to the conversion ratio set forth in Yucaipa’s Governing Documents with respect to the Yucaipa Class B Shares, (c) be bound by certain transfer restrictions with respect to their Yucaipa Shares prior to Closing, (d) terminate certain lock-up provisions of that certain Letter Agreement, dated as of August 6, 2020, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement and (e) be bound by certain lock-up provisions during the lock-up period described therein with respect to the Equity Securities of TopCo issued pursuant to this Agreement on the terms and subject to the conditions set forth therein;

WHEREAS, certain investors (collectively, the “PIPE Investors”), Yucaipa and TopCo have entered into subscription agreements (the “PIPE Subscription Agreements” and, together with the Sponsor Subscription Agreement, the “Subscription Agreements”), substantially in the form attached hereto as Exhibit F, pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and accept on the Closing Date, and TopCo has agreed to issue to each such PIPE Investor on the Closing Date, the number of TopCo Ordinary Shares set forth in the applicable PIPE Subscription Agreement for the subscription price set forth therein, in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement and the applicable Dutch Deed of Issue (in the aggregate, together with the Sponsor Investment, the “PIPE Investment”);

(f)	Section 6.12(d) is hereby amended and restated in its entirety as follows (specific amended language is included in bold below solely for presentation purposes):

Yucaipa has entered into Subscription Agreements with PIPE Investors, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to subscribe for and accept TopCo Ordinary Shares for a PIPE Investment amount of at least $372,000,000 (such amount, the “Committed PIPE Investment Amount”). As of the date of this Agreement, the Subscription Agreements are in full force and effect with respect to and binding on Yucaipa and, to the knowledge of Yucaipa, each PIPE Investor party thereto, in accordance with their terms.

2.

Miscellaneous. The terms, conditions and provisions of the Business Combination Agreement, as amended by this Amendment, remain in full force and effect. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party under the Business Combination Agreement, nor constitute a waiver or amendment of any provision of the Business Combination Agreement. This Amendment shall be governed by, and otherwise construed in accordance with, the terms of the Business Combination Agreement, as though the other provisions of this Amendment were set forth in the Business Combination Agreement. This Amendment may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

2

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
Name: Ira Tochner
Title: Chief Financial Officer and Chief Operating Officer

[Signature Page to Second Amendment to Business Combination Agreement]

SIGNA SPORTS UNITED GMBH

By:	/s/ Stephan Zoll
Name: Stephan Zoll
Title: Managing Director

By:	/s/ Stefanie Kniepen
Name: Stefanie Kniepen
Title: Managing Director

[Signature Page to Second Amendment to Business Combination Agreement]

SIGNA INTERNATIONAL SPORTS HOLDING GMBH

By:	/s/ Wolfram Keil
Name: Wolfram Keil
Title: Managing Director

[Signature Page to Second Amendment to Business Combination Agreement]

Exhibit 10.1

SECOND AMENDMENT TO SPONSOR AGREEMENT

THIS SECOND AMENDMENT TO SPONSOR AGREEMENT (this “Amendment”), dated as of October 15, 2021 (the “Effective Date”), is entered into by and among Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (the “Sponsor”), Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), SIGNA Sports United GmbH, a German limited liability company (the “Company”), Signa Sports United B.V., a Dutch private limited liability company, to be converted into a public limited liability company and renamed Signa Sports United N.V. promptly following the Share Exchange (“TopCo”), and Ronald W. Burkle, Ira Tochner, Christel Sicé and Yusef Jackson (such individuals, collectively, the “Insiders” and together with the Sponsor, the “Sponsor Insider Parties”). The Sponsor, Yucaipa, the Company, TopCo and the Insiders shall be referred to herein from time to time collectively as the “Parties” and individually as a “Party”. Capitalized terms used but not otherwise defined in this Amendment shall have respective meanings ascribed to such terms in the Sponsor Agreement (as defined below).

RECITALS

WHEREAS, the Sponsor, Yucaipa, the Company, TopCo and the Sponsor Insider Parties are party to that certain Sponsor Agreement, dated as of June 10, 2021 (as amended, the “Sponsor Agreement”);

WHEREAS, Yucaipa, the Company, TopCo, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company, and Signa International Sports Holding GMBH, a German limited liability company (“SISH”), are party to that certain Business Combination Agreement, dated as of June 10, 2021 (as amended, the “Business Combination Agreement”);

WHEREAS, concurrently with the execution and delivery of this Amendment, Yucaipa, the Company and SISH have entered into that certain second amendment to the Business Combination Agreement (the “Business Combination Agreement Second Amendment”); and

WHEREAS, in connection with the execution and delivery of the Business Combination Agreement Second Amendment and the transactions contemplated thereby, the Parties wish to amend the Sponsor Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Defined Terms and Rules of Interpretation. Except as otherwise expressly provided herein, capitalized terms used herein without definition shall have the same meanings herein as set forth in the Sponsor Agreement after giving effect to this Amendment.

2.	Amendment. Effective as of the Effective Date:

(a)	Section 3(b) is hereby amended and restated in its entirety as follows:

Each Sponsor and Insider Party agrees that, for a period from the Closing Date through the date that is 180 days thereafter, it shall not, and shall cause its Affiliates not to, Transfer, or enter into any contract, option derivative, hedging or other agreement or arrangement or undertaking (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of its TopCo Covered Shares (other than its TopCo Covered Shares to be issued pursuant to the Subscription Agreements). Notwithstanding the foregoing, this Section 3(b) shall also not prohibit a Transfer of its TopCo Covered Shares (other than its TopCo Covered Shares to be issued pursuant to the Subscription Agreements) by it to any of its Affiliates; provided, that such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing to assume all of the obligations of such Sponsor and Insider Party hereunder and to be bound by the terms of this Agreement.

1

3.

Miscellaneous. Except to the extent specifically amended or superseded by the terms of this Amendment, all of the provisions of the Sponsor Agreement shall remain in full force and effect to the extent in effect on the date hereof. This Amendment shall be governed by, and otherwise construed in accordance with, the terms of the Sponsor Agreement, as though the other provisions of this Amendment were set forth in the Sponsor Agreement. The Sponsor Agreement, as modified by this Amendment, constitutes the complete agreement between the parties and supersedes any prior written or oral agreements, writings, communications or understandings with respect to the subject matter hereof. This Amendment may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank.]

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

YUCAIPA ACQUISITION MANAGER, LLC

By:	/s/ Robert Bermingham
Name: Robert Bermingham
Title: Vice President and Secretary

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
Name: Ira Tochner
Title: Chief Financial Officer and Chief Operating Officer

Signature Page to Sponsor Agreement Amendment

SIGNA SPORTS UNITED GMBH

By:	/s/ Stephan Zoll
Name: Stephan Zoll
Title: Managing Director

SIGNA SPORTS UNITED B.V.

By:	/s/ Stephan Zoll
Name: Stephan Zoll
Title: Board Member

Signature Page to Sponsor Agreement Amendment

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle

By:	/s/ Ira Tochner
Name: Ira Tochner

By:	/s/ Christel Sicé
Name: Christel Sicé

By:	/s/ Yusef Jackson
Name: Yusef Jackson

Signature Page to Sponsor Agreement Amendment